ArcLight Clean Transition Corp. II

200 Clarendon Street, 55th Floor

Boston, MA 02116

VIA EDGAR

May 31, 2022

Attention:	Kevin Dougherty

Laura Nicholson

Mark Wojciechowski

John Cannarella

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp. II Amendment No. 4 to Registration Statement on Form S-4 Filed May 12, 2022 File No. 333-262583

Ladies and Gentlemen:

Set forth below are the responses of ArcLight Clean Transition Corp. II (“we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 23, 2022, with respect to the Company’s Registration Statement on Form S-4, File No. 333-262583 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 5 to the Registration Statement on Form S-4 (the “Amendment No. 5”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 5, unless otherwise specified.

Amendment No. 4 to Form S-4 filed May 12, 2022

Sources of Funds, page 41

1.	We note your response to prior comment 1, and your disclosure that assuming that additional PIPE Investors do not enter into amendments to their Subscription Agreements extending the expiration date of such agreements, only 11,080,600 shares of Class A Common Stock will be issued to PIPE Investors yielding $110,806,000. Please revise your disclosure throughout your prospectus, including your related risk factor disclosure on page 105, to clarify the impact on the registrant’s ability to meet the Minimum Cash Proceeds condition.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 107 and F-107 of Amendment No. 5.

Unaudited Pro Forma Combined Financial Information, page 199

2.	We note the resignations of Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities. Please expand your disclosures associated with the pro forma information that begins on page 199 to fully describe the implications of these resignations on your ability to complete the transaction as currently described in the registration statement. For example, please address the following points.

●	Describe the services that you had arranged to obtain from the financial advisors that are yet to be provided in order to earn the fees that you indicate would be forfeited, and disclose what consideration was given to hiring new financial advisors.

●	Identify any facets of the minimum and maximum redemption scenarios that could change as either a direct or indirect result of the resignations.

●	Describe the extent to which the availability of financing that is currently contemplated could be curtailed, how you would expect to manage such change, and indicate the thresholds at which the transaction may not proceed if this becomes a possibility.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 43, 119, 124, 137 and F-107 of Amendment No. 5.

Index to Financial Statements, page F-1

3.	Please revise to provide updated financial statements and related disclosures for Arclight Clean Transition Corp II and OPAL Fuels LLC as required by Item 8-08 of Regulation SX.

RESPONSE:

The Company has revised Amendment 5 to provide updated financial statements and related disclosures for Arclight Clean Transition Corp. II and OPAL Fuels LLC as required by Item 8-08 of Regulation SX .

General

4.	Please discuss the potential impact on the transaction related to the resignation of Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities. As examples, we note the following from your disclosures:

●	Citigroup Global Markets Inc. and Barclays Capital Inc. were underwriters for the initial public offering of the registrant, are advising or have advised on the business combination transaction with OPAL Fuels, and are placement agents for the PIPE transaction.

●	BofA Securities Inc. and Credit Suisse Securities (USA) LLC are advising or have advised OPAL Fuels on the business combination transaction, and are placement agents for the PIPE transaction. In this regard, we note your disclosure on page 16 regarding the role of ArcLight’s financial advisors in enabling ArcLight’s officers and directors to make the necessary analyses and determinations regarding the business combination, and your disclosure that investors will be relying solely on the judgment of ArcLight’s officers, board of directors and advisors in valuing OPAL Fuels’ business.

●	Disclosures in the Background of the Business Combination Agreement section starting on page 113 appear to describe the involvement of the respective financial advisors in discussions related to this business combination.

●	Disclosure regarding the beneficial ownership of shares of ArcLight common stock by Barclays PLC, Barclays Bank PLC and Barclays Capital Inc., and your disclosure on page F-60 that Bank of America N.A., Citi Bank N.A., and Barclays Bank PLC are lenders under the OPAL term loan, with Bank of America as administrative agent.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 42, 43, 44, 118, 119, 146 and F-107 of Amendment No. 5.

5.	If any of the withdrawing financial advisors advised ArcLight Clean Transition Corp. II on the business combination and related transactions, please add a risk factor that the board of directors of ArcLight engaged with advisors who assisted in their consideration of the transaction who have subsequently withdrawn, and explain whether the board has undertaken any additional procedures in reviewing the recommendation in light of the withdrawal of its advisors on whom it relied. If not, the board should disclose that its advisors resigned and it opted not to revisit the projections and other financial information on which they advised.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 87, 118 and 164 of Amendment No. 5 to indicate that while Citigroup Global Markets Inc. (“Citi”) was engaged as a financial advisor by the Company, the board of directors of the Company did not receive or rely upon any financial or valuation analyses conducted or prepared by Citi or any of the other advisors in making its determination that the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, were advisable, fair to, and in the best interests of, the Company and its shareholders. Additionally, we note for the Staff that BofA Securities, Inc. (“BofA”), Barclays Capital Inc. (“Barclays”), Credit Suisse Securities (USA) LLC (“CS”) and Citi were otherwise engaged by the Company as placement agents in the PIPE Investment and that Citi and Barclays served as underwriters in the Company’s initial public offering. None of these institutions in such capacities provided any financial advice or analyses to the Company or the Company’s board in determining whether or not to proceed with the transaction.

6.	If any of the withdrawing financial advisors advised OPAL Fuels on the business combination and related transactions, please disclose the role of such financial advisor in preparing the financial information shared with ArcLight, as applicable, and disclose whether the board of directors of ArcLight or OPAL Fuels considered assessing the financial information again in light of the financial institution’s unwillingness to be associated with it in any way. Please also disclose that a resignation signifies that the financial institution is unwilling to be associated with the underlying work and disclosure; accordingly, investors should not place any reliance that any third party has participated in the preparation or analysis of this information.

RESPONSE:

We note for the Staff that none of the withdrawing financial advisors played any role in preparing the financial information shared with the Company and have revised the disclosure to indicate the same. In addition, we have revised the disclosure to advise shareholders not to rely on the prior participation of the advisors in this transaction. See pages 43, 87, 118 and 164 of Amendment No. 5.

7.	We note your disclosure under “Expenses” on page 132 that the transaction expenses related to the Business Combination includes $24.9 million in aggregate fees due to ArcLight’s and OPAL Fuels’ financial advisors for the transaction, including deferred underwriting commissions from ArcLight’s initial public offering, and your statement that in the event that such advisors resign or withdraw from the transaction and waive their fees in whole or in part, the amount of cash remaining on the balance sheet at the consummation of the Business Combination would be increased by a commensurate amount. We also note similar disclosure in your prospectus summary on pages 41 and 42 regarding sources and uses of funds with respect to $15.5 million in aggregate fees due to ArcLight’s financial advisors for the transaction. Please disclose whether the fees paid or due to Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., or Credit Suisse Securities have been waived or forfeited. If so, to the extent that such fees relate to services that have already been rendered, please add a risk factor that discloses that such services have already been rendered, yet the financial advisors are waiving such fees and disclaim responsibility for the Form S-4 registration statement. Clarify the unusual nature of any such fee waiver and the impact of it on the evaluation of the business combination. If any fees will be waived or forfeited, please also revise, as appropriate, your pro forma financial information and relevant disclosure referring to the payment of deferred underwriting commissions.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 42, 43, 118, F-107 of Amendment No. 5.

8.	Please tell us whether you are aware of any disagreement with Citigroup Global Markets, Inc., Barclay’s Capital Inc., BofA Securities Inc., or Credit Suisse Securities regarding the disclosure in the financial statements in the Form S-4 registration statement.

RESPONSE:

We are not aware of any disagreement with Citi, Barclays, BofA or CS regarding the disclosure in the financial statements in the Form S-4 registration statement.

9.	Please tell us whether Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., or Credit Suisse Securities were involved in the preparation of any disclosure that is included in the registration statement, including any analysis underlying the disclosure in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the projected financial information of OPAL Fuels beginning on page 141. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of OPAL Fuels and that they disclaim any liability in connection with such disclosure included in the registration statement.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 118 and added a risk factor on page 87 of Amendment No. 5.

10.	Please provide us with any correspondence between (1) Citigroup Global Markets, Inc., Barclays Capital Inc., BofA Securities Inc., or Credit Suisse Securities and (2) ArcLight or OPAL Fuels relating to the resignation of such firms.

RESPONSE:

In response to the Staff’s request to provide the above correspondence, we are supplementally providing the resignation letters received from each of the financial advisors.

11.	Please provide us with the engagement letters with Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities. Please disclose any ongoing obligations of ArcLight or OPAL Fuels pursuant to the engagement letters that will survive the termination of the engagement, such as indemnification provisions, and discuss the impacts of those obligations on ArcLight and OPAL Fuels in the registration statement.

RESPONSE:

In response to the Staff’s request, we are supplementally providing the engagement letters with each of the financial advisors.

12.	Please provide us with a letter from each of Citigroup Global Markets Inc., Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities stating whether they agree with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with such firms and they either agree or do not agree with the conclusions and the risks associated with such outcome. If any such firm does not respond, please revise your disclosure to indicate you have asked and not received a response and include disclosure about such fact and the risks to investors. Additionally, please indicate that you will not speculate about the reasons that any such firm withdrew from its role as financial advisor and forfeited its fees, if applicable, after doing substantially all the work to earn its fees, as applicable.

RESPONSE:

We note for the Staff that the representatives at the Company and OPAL Fuels provided disclosures in the Registration Statement pertaining to the resignation of the various financial advisors to each of Citi, Barclays, CS and BofA and requested confirmation that they agree with the disclosures. Following delivery of the disclosure to Citi, Barclays, CS and BofA, they have either stated that they do not intend to review the disclosure or have not responded to such request. Neither of the Company nor OPAL Fuels has any contractual rights to compel the financial advisors to provide the letters requested by the Staff or to review the proposed disclosure. In response to the Staff's comment, the Company has revised the disclosure on pages 43 and 87 of Amendment No. 5.

13.	Please revise to disclose the following:

●	When a financial institution is named in proxy statements/prospectus such as this, it typically presumes a level of due diligence and independent analysis on the part of such financial institution, and it also typically means that a financial institution has done a level of due diligence ordinarily associated with a professional engagement.

●	By withdrawing, Citigroup Global Markets, Inc., Barclays Capital Inc., BofA Securities Inc., and Credit Suisse Securities are indicating that such firms do not want to be associated with the disclosure or the underlying business analysis related to the transaction. Accordingly, investors should not place any reliance on the fact that financial institutions have been previously involved with this transaction.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 43, 87 and 118 of Amendment No. 5.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Jennifer Wu of Kirkland & Ellis LLP at (512) 678-9150 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

ArcLight Clean Transition Corp. II

By:	/s/ John F. Erhard
Name:	John F. Erhard
Title:	Chief Executive Officer and President

Enclosures

cc:	Marco F. Gatti (ArcLight Clean Transition Corp. II)
Julian J. Seiguer (Kirkland & Ellis LLP)
Jennifer Wu (Kirkland & Ellis LLP)
John H. Booher (Sheppard, Mullin, Richter & Hampton LLP)
T. Allen McConnell (Sheppard, Mullin, Richter & Hampton LLP)